SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 2, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A

CNPJ N. 01.832.635/0001-18
NIRE 35.300.150.007
Publicly-held Company

MINUTES OF ANNUAL STOCKHOLDERS’ MEETING
HELD ON APRIL 30, 2008

PLACE, TIME AND DATE: At the Company head offices, at Av. Jurandir, 856, Lote 04, 1º andar, Jardim Ceci, City of São Paulo, State of São Paulo, at 10h00 of April 30, 2008.

CALL FOR MEETING: Published on the State of São Paulo Official Gazette and the newspaper Valor Econômico, editions of April 14, 15 e 16, 2008.

FINANCIAL STATEMENTS AND OTHER DOCUMENTS REFERRED TO IN ART. 133 OF LAW N 6404/76: Published on the State of São Paulo Official Gazette and the newspaper Valor Econômico on March 31, 2008.

LEADERSHIP OF THE SESSION: Flávia Turci (representing stockholder TAM – Empreendimentos e Participações S.A.), Chairman; Fabiana Borges Vilhena – Secretary, leading the session.

OPENING: The meeting was declared open by the Chairman, with the presence of stockholders representing 99.84% of voting capital; Mr. Geovani da Silveira Fagunde, representing the external auditors, PricewaterhouseCoopers Auditores Independentes, and the Chief Financial and Investor Relations Officer, Mr. Líbano Miranda Barroso.

AGENDA: a) receive management’s accounts, examine, discuss and vote the management report, financial statements and independent auditors’ report for the year ended December 31, 2007; b) resolve on the appropriation of net income for the year, distribution of dividends and interest on own capital; c) elect the members of the Board of Directors, with a minimum percentage of twenty per cent (20%) of independent members, in accordance with the Regulation of Differentiated Corporate Governance Practices – Level 2 of the São Paulo Stock Exchange -– BOVESPA, as well as resolve on the overall remuneration of the Board.

RESOLUTIONS: By absolute majority of stockholders present entitled to vote: a) After all documents presented were examined and all clarifications requested were provided, the Management Report, Financial Statements and Independent Auditors Report for the fiscal year ended 12.31.2007 were approved with no qualifications. b). Net income for the fiscal year ended December 31, 2007 amounted to one hundred and twenty eight million, eight hundred and ninety-six thousand, two hundred and forty-three reais and twenty-eight cents (R$128,896,243.28) and appropriation proposed by management was approved as follows:

a) distribution of interest on own capital in the total amount of R$31,529,055.86, corresponding to R$0.20958988 per share, net of withholding income tax, except for those stockholders verified to be exempt, with the gross amount corresponding to R$37,093,006.90, or R$0.24657673 per share. Payment of interest on own capital shall be made to those Company stockholders registered as such as of March 31, 2008, and the Company shares shall be traded ex-rights as from, and including, April 1, 2008. Interest on own capital shall be paid on April 15, 2008, with no additional remuneration, and to be deducted from minimum mandatory dividends for fiscal year 2007; b) distribution of complementary dividends in addition to interest on own capital, charged to the retained earnings account and revenue reserves, in the total amount of R$35,000,000.00, corresponding to R$0.23266304 per share, for those Company stockholders registered as from March 31, 2008, with the Company shares being traded ex-dividends as from, and including, April 1, 2008. The approved complementary dividends shall be paid on April 15, 2008, with no additional remuneration, and c) R$89,513,524.84 to the revenue retention reserve, to be primarily appropriated, in accordance with the approved capital budget, to capital expenditures and use as working capital and setting up of a legal reserve in the amount of R$6,444,812.12, all in accordance with resolutions taken at the Board of Directors meeting held on March 28, 2008. c). Subsequently, the following members of the Board of Directors were elected by absolute majority of attendants: Ms. MARIA CLÁUDIA OLIVEIRA AMARO, Brazilian citizen, judicially separated, businesswoman, holder of identity card RG 12.238.200 -6 and enrolled with CPF/MF under no. 113.879.198 -90, with address at Rua Monsenhor Antonio Pepe, 331, São Paulo/SP, for the position of Chairman of the Board of Directors, Mr. MAUR¥CIO ROLIM AMARO, Brazilian citizen, amicably separated, businessmen, holder of identity card 12.238.201 -8 SSP/SP and enrolled with CPF/MF under no. 269.303.758 -10, with business address at Monsenhor Antonio Pepe, 331, São Paulo/SP, for the position of Vice-Chairman of the Board of Directors; Mr. MARCOS ADOLFO TADEU SENAMO AMARO, Brazilian citizen, single, businessman, holder of identity card RG 34.476.447 -3 SSP/SP and enrolled with CPF/MF under no. 319.018.448 -89, with address at Rua Julio Diniz, 46, 9º andar, Vila Olímpia, São Paulo/SP, for the position of Member of the Board. As independent members of the Board, the following were elected: Mr. LUIZ ANTONIO CORRÊA NUNES VIANA OLIVEIRA, Brazilian citizen, mechanical engineer, holder of identity card 2.081.466 SSP/SP and enrolled with CPF/MF under no. 90.709.317 -53, with business address at Rua Horácio Lafer, 603, 8º andar, São Paulo/SP; Mr. PEDRO PULLEN PARENTE, Brazilian citizen, married, engineer, holder of identity card RG n. 193.545 SSP/DF and enrolled with CPF/MF under no. 059.326.371 -53, with business address at Av. Érico Veríssimo, 400, 6º andar, Bairro Azenha, Porto Alegre/RS; Mr. WALDEMAR VERDI JÚNIOR, Brazilian citizen, married, businessman, holder of identity card RG 3.226.381 -8 SSP/SP and enrolled with CPF/MF under no. 56.374.498 -72, with business address at Avenida Brigadeiro Faria Lima, 2277, 15º andar, Cjto. 1502, São Paulo/SP; Mr. ALEXANDRE GONÇALVES SILVA, Brazilian citizen, married, mechanical engineer, holder of identity card RG 39.565.565 -1 SSP/RJ and enrolled with CPF/MF under no. 022.153.817 -87, with home address at Rua Jacques Feliz, n. 226, apto. 51, Vila Nova Conceição, São Paulo/SP, and Mr. ADALBERTO DE MORAES SCHETTERT, Brazilian citizen, divorced, holder of identity card RG 15.187.462 SSP/SP and enrolled with CPF/MF under no. 113.556.700 -04, with business address at Rua Horácio Bandieri, 209, São Paulo/SP.

The elected members shall serve for a unified mandate of one (1) year, ending April 30, 2009. The Members of the Board appointed at this time declare that they have not been charged of any crime which would prevent them from having business activities and that they are entitled by law to be such Members. The elected Members will take office upon signing (i) the related Office Statement on the respective book, and (ii) the Management Consent Statement, as required by the Regulation of Differentiated Practices of Corporate Governance – Level 2 of the São Paulo Stock Exchange -– BOVESPA. Finally, the remuneration of the members of the board and the secretary (representative of Turci Advogados Associados) of the Board of Directors was approved, as follows: (a) remuneration of six thousand reais (R$6,000.00) for each Board of Directors meeting and for each Board of Directors Committee meeting in which they shall take part; (b) additional, non-cumulative benefit as a number of air tickets (round trips) for each calendar year, giving right to booking, and nomination of beneficiaries, provided that the following conditions are met: 1) international tickets (except for South America): six (6) first-class tickets, or eight (8) executive class tickets, or sixteen (16) economic class tickets; 2) domestic tickets and South American legs: sixteen (16); 3) each Member shall also be allowed to buy tickets, for any routes, with a seventy per cent (70%) discount on the “flex” tariff.

FINAL STATEMENTS:. It was decided that the minutes be drawn in summary format pursuant to paragraph 1 of article 130 of Law 6404/76.

CLOSING: As no other subject matter was part of the agenda and none of the individuals present requested the floor, the session was closed and the present minutes were drawn and, after being read and approved and signed by all individuals present. São Paulo, April 30, 2008. (signed) Flávia Turci - Chairman of the Session; Fabiana Borges Vilhena – Secretary; Geovani da Silveira Fagunde – representative of external auditors PricewaterhouseCoopers Auditores Independentes; Líbano Miranda Barroso – Chief Financial and Investor Relations Officer. Stockholders: Flávia Turci, representing stockholder TAM – Empreendimentos e Participações S/A; Mr. Marco Adolfo Tadeu Senamo Amaro, representing stockholder Amaro & Aviation Participações S/A, M. George Washington Tenório, representing stockholders FRANKLIN TEMPLETON CORPORATE CLASS LTD, BANCO MACRO S/A SOCIEDAD DEPOSITARIA DE PIONERO LATAM FCI, STICHTING PENSIOENFONDS ABP, NORGES BANK VANGUARD INVESTMENT SERIES, PLC, T ROWE PRICE INT FUNDS: T ROWE PRICE LATIN AMERICA, T ROWE PRICE FUNDS SICAV, T ROWE PRICE EMERGING MARKETS STOCK FUND, T ROWE PRICE I INT FUNDS, INC ON BEH OF ITS SEP S T R I MKT EQ FD, T ROWE P T CO, TRT OF THE INT COM T FD ON BEH OF ITS UND T MKTS, TEMPLETON EMERGING MARKETS SERIES, TEMPLETON DEVELOPING MARKETS SECURITIES FUND, TEMPLETON INTRNATIONAL EMERGING MARKETS FUND, TEMPLETON DEVELOPING MARKETS TRUST, FIDELITY INVESTMENT TRUST LATIN AMERICA FUND, THE MASTER TRUST BANK OF JAPAN LTD, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD FTSE ALL WORD EX-US I FUND, A SER OF VAN INTER, VIRGINIA RETIREMENT SYSTEM, INTER BANK FOR RECONST AND DEV, AS T FOR THE STAFF RETIR, COMMONWEALTH OF PENNSYLVANIA STATE EMPLOYEES RETIREM, THE PENSION RESERVES INVESTMENT MANEGEMENT BOARD, THE TEXAS EDUCATION AGENCY, FIDELITY LATIN AMERICA FUND, STATE STREET EMERGING MARKETS, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, BRAZIL MSCI EMERGING MARKETS INDEX COMMON TRUST FUND, ACIVE EMERGING MARKETS COMMON TRUST FUND, FIDELITY ADVISOR SERIES VIII: LATIN AMERICA FUND, RUSSELL INVESTMENT CO EMG MKTS FD, IBM SAVINGS PLAN, ST STREET BANK AND TRUST CO INVEST FUNDS FOR TAX, RUSSELL INVESTMENT COMPANY PUBLIC, THE PUBLIC SCHOO RETIREMENT SYSTEM OF MISSOURI, THE PUBLIC EDUCATION EMPLOYEEE RETIREMENT SYSTEM, JONH HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST B, JONH HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST A, ARMY AND AIR FORCE EXCHANGE SERVICE, THE RET ANNUIT PLAN FOR EMP OF THE ARM OF THE ARM AND AIR, TRUST F RETIR MED, D AND LIFE INSU PL OF THE ARMY AND AIR FORCE, JONH HANCOCK FUNDS II: INTERNACIONAL EQUITY INDEX FUND, THE CALIF STATE TEACHERS RETIREMENT, EMERGING MARKETS EQUITY TRUST 4, NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US EQ, NTGI - QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST, FUTURE FUND BOARD OF GUARDIANS, ISHARES MSCI BRASIL (FREE) INDEX FUND, BARCLAYS GLOBAL INVESTORS, NA, EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND, ISHARES MSCI BRIC INDEX FUND, FIDELITY FUNDS - LATIN AMERICA FUND, COLLEGE RETIREMENT EQUITIES FUND. Conformed copy of the minutes drawn on the appropriate book.

_________________________________
Fabiana Borges Vilhena
Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.